SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 11, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

Given that the Board of Directors of Companhia Siderúrgica Nacional approved today, in accordance with article 31 of the Company's Bylaws and 204, paragraph 2 of Law 6404/76, the payment to shareholders of dividends from the profit reserve – working capital, totaling R$275,000,000.00, corresponding to R$ 0.202633043 per share of the capital stock with no withholding income tax (IRRF), as per the legislation in force, we hereby announce to the shareholders the following:

1. The dividends will be available as of March 19, 2015 to the Shareholders domiciled in Brazil, with no monetary restatement, in their bank accounts informed to the depositary institution Itaú Corretora de Valores S.A.

2. The Shareholders whose shares are held in fiduciary custody will receive their dividends in accordance with the procedures adopted by the stock exchanges.

3. The Shareholders whose records do not include an individual/corporate taxpayer ID (CPF/CNPJ) or "Bank/Branch/Current Account" information will have their dividends credited within three (3) business days as of the effective regularization of their respective records with the branches of Banco Itaú S.A., or through letter addressed to Superintendência de Soluções para Corporações da Itaú Corretora de Valores S.A., at Rua Boa Vista, 176 – 1º subsolo – São Paulo – SP – CEP: 01014-000.

Services to Shareholders: branches of Banco Itaú S.A., specialized in the services to Shareholders, during banking hours.

The amounts due will be calculated and credited based on the shareholding position on March 11, 2015 and represent an advance of minimum mandatory dividends.

As of March 12, 2015, inclusively, negotiations with these shares on the Brazilian stock exchanges will be executed ex-dividends.

São Paulo, March 11, 2015.

Companhia Siderúrgica Nacional

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 11, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.